UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Coherus BioSciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

19249H103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,677,701
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,677,701

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,701
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,677,701
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,677,701

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,701
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HCRP Overflow Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,118,468
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,118,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HCRP Overflow GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,118,468
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,118,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HCR MOLAG Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 559,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 559,234

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HCR MOLAG Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 559,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 559,234

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Healthcare Royalty Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarke B. Futch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Paul J. Hadden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Christopher A. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael G. Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

Item 1.	(a)	Name of Issuer
Coherus BioSciences, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
333 Twin Dolphin Drive Suite 600 Redwood City, CA 94065

Item 2.	(a)	Name of Person Filing

This Amendment No. 3 to Schedule 13G is being filed on behalf of the following:

HealthCare Royalty Partners III, L.P.

HealthCare Royalty GP III, LLC

HCRP Overflow Fund, L.P.

HCRP Overflow GP, LLC

HCR MOLAG Fund, L.P.

HCR MOLAG Fund GP, LLC

HealthCare Royalty Management, LLC

Clarke B. Futch

Paul J. Hadden

Christopher A. White

Michael G. Carter

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is: 300 Atlantic Street, Suite 600 Stamford, CT 06901

	(c)	Citizenship:

The place of organization of HealthCare Royalty Partners III, L.P., HealthCare Royalty GP III, LLC, HCRP Overflow Fund, L.P., HCRP Overflow GP, LLC, HCR MOLAG Fund, L.P., HCR MOLAG Fund GP, LLC and HealthCare Royalty Management, LLC is Delaware. Messrs. Futch, Hadden and White are each citizens of the United States, and Mr. Carter is a citizen of the United Kingdom.

	(d)	Title of Class of Securities
Common stock, par value $0.0001 per share

	(e)	CUSIP Number
19249H103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 19249H103

Item 4.	Ownership.

Reporting Person	(a) Amount beneficially owned:	(b) Percent of class(1):	(c)(i) Sole power to vote or direct the vote:	(c)(ii) Shared power to vote or to direct the vote	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or direct the disposition of:
HealthCare Royalty Partners III, L.P.	1,677,701	2.4%	0	1,677,701	0	1,677,701
HealthCare Royalty GP III, LLC(2)	1,677,701	2.4%	0	1,677,701	0	1,677,701
HCRP Overflow Fund, L.P.	1,118,468	1.6%	0	1,118,468	0	1,118,468
HCRP Overflow GP, LLC(3)	1,118,468	1.6%	0	1,118,468	0	1,118,468
HCR MOLAG Fund, L.P.	559,234	0.8%	0	559,234	0	559,234
HCR MOLAG Fund GP, LLC(4)	559,234	0.8%	0	559,234	0	559,234
HealthCare Royalty Management, LLC(5)	3,355,403	4.7%	0	3,355,403	0	3,355,403
Clarke B. Futch(6)	3,355,403	4.7%	0	3,355,403	0	3,355,403
Paul J. Hadden(6)	3,355,403	4.7%	0	3,355,403	0	3,355,403
Christopher A. White(6)	3,355,403	4.7%	0	3,355,403	0	3,355,403
Michael G. Carter(6)	3,355,403	4.7%	0	3,355,403	0	3,355,403

(1)

Based upon 68,024,998 shares of Common Stock outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, plus 3,355,403 shares of Issuer’s common stock that are subject to the Notes that are convertible at any time at the option of the Holders (as defined below).

(2)	In its capacity as general partner of HealthCare Royalty Partners III, L.P.
(3)	In its capacity as general partner of HCRP Overflow Fund, L.P.
(4)	In its capacity as general partner of HCR MOLAG Fund, L.P.
(5)	In its capacity as investment manager of each of HealthCare Royalty GP II, LLC, HCRP Overflow GP, LLC and HCR MOLAG Fund GP, LLC.
(6)

In his capacity as a member of the investment committee that, through HealthCare Royalty Management, LLC, is responsible for the voting and investment decisions relating to the shares beneficially owned by the Holders (as defined below).

All of the shares of Common Stock beneficially owned or that may be deemed to be beneficially owned by the reporting persons are issuable upon conversion of the Issuer’s 8.2% Senior Convertible Notes due 2022 (the “Notes”). The Notes are held by HealthCare Royalty Partners III, L.P. (“HCRP III”), HCRP Overflow Fund, L.P. (“HCRP Overflow”) and HCR MOLAG Fund, L.P. (“MOLAG”, and together with the HCRP III and HCRP Overflow, the “Holders”). Each Holder may convert the Notes at the Holder’s option on any day prior to the close of business on the business day immediately preceding March 31, 2022 into shares of Common Stock at an initial conversion rate of 44.7387 shares of Common Stock (plus cash in lieu of any fractional shares) per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $22.35 per share and is subject to adjustment in certain events described in the Convertible Note Purchase Agreement, dated as of February 29, 2016, by and among HCRP III, the Issuer, the guarantors named therein and the investors named therein.

CUSIP No. 19249H103

HealthCare Royalty GP III, LLC is the general partner of HCRP III and therefore may be deemed to beneficially own the shares beneficially owned by HCRP III. HCRP Overflow GP, LLC is the general partner of HCRP Overflow and therefore may be deemed to beneficially own the shares beneficially owned by HCRP Overflow. HCR MOLAG Fund GP, LLC is managing member of MOLAG and therefore may be deemed to beneficially own the shares beneficially owned by MOLAG. HealthCare Royalty Management, LLC is the investment manager of each of HealthCare Royalty GP II, LLC, HCRP Overflow GP, LLC and HCR MOLAG Fund GP, LLC and therefore may be deemed to beneficially own the shares beneficially owned by the Holders. Clarke B. Futch, Paul J. Hadden, Christopher A. White and Michael G. Carter comprise the investment committee that, through HealthCare Royalty Management, LLC, is responsible for the voting and investment decisions relating to the shares beneficially owned by the Holders. The Holders may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. Each of Messrs. Futch, Hadden, White and Carter disclaims beneficial ownership of all shares of common stock of the Issuer included in this report. The filing of this Amendment No. 3 to Schedule 13G should not be deemed an admission that any of Messrs. Futch, Hadden, White and Carter is the beneficial owner of such shares for any purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 19249H103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

HEALTHCARE ROYALTY PARTNERS III, L.P.

By:	HealthCare Royalty GP III, LLC, its general partner

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HEALTHCARE ROYALTY GP III, LLC, as general partner of HealthCare Royalty Partners III, L.P.

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HCRP OVERFLOW FUND, L.P.

By:	HCRP Overflow GP, LLC, its general partner

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HCRP OVERFLOW GP, LLC, as general partner of HCRP Overflow Fund, L.P.

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HCR MOLAG FUND, L.P.

By:	HCR MOLAG Fund GP, LLC, its general partner

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

CUSIP No. 19249H103

HCR MOLAG FUND GP, LLC, as general partner of HCR MOLAG Fund, L.P.

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HEALTHCARE ROYALTY MANAGEMENT, LLC, as investment manager of HealthCare Royalty GP III, LLC, HCRP Overflow GP, LLC and HCR MOLAG Fund GP, LLC

By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

/s/ Clarke B. Futch
Name:	Clarke B. Futch
Title:	Managing Partner, HealthCare Royalty Management, LLC

/s/ Paul J. Hadden
Name:	Paul J. Hadden
Title:	Managing Director, HealthCare Royalty Management, LLC

/s/ Christopher A. White
Name:	Christopher A. White
Title:	Chief Operating Officer, HealthCare Royalty Management, LLC

/s/ Michael G. Carter
Name:	Michael G. Carter
Title:	Investment Committee Member, HealthCare Royalty Management, LLC

CUSIP No. 19249H103

Exhibit Description

A	Joint Filing Agreement